Frost Brown Todd LLC

400 West Market Street, 32nd Floor

Louisville, Kentucky 40222

January 7, 2020

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549-4561

Attention:	Katherine Bagley
Office of Trade & Services

Re:	Commonwealth Thoroughbreds LLC
Draft Offering Statement on Form 1-A Submitted October 16, 2019 CIK No. 0001789339

Ladies and Gentlemen:

On behalf of Commonwealth Thoroughbreds LLC (“Commonwealth” or the “Company”), we hereby submit this response to the following comments in the letter from the Commission’s staff dated December 30, 2019.

Preliminary Note:

The Offering Circular now includes a second series of units – Series OL2018.

Offering Statement on Form 1-A filed December 13, 2019

Risk Factors

Risks Related to the Structure, Operation and Performance of the Company

Liability of investors between series of membership units., page 18

1.

We note your response to comment 5, and your amended disclosure on page 20. With a view to understanding your disclosure that "[i]t is unclear whether the remaining states would honor the limited liability afforded to each series," please amend your disclosure to add the substance of your response, including that "[m]any of referenced opinions involved questions of standing to bring lawsuits by a series, and the identified risk is whether the limited liability of the series will be honored by jurisdictions with no series limited liability company statute, for which there has been even less judicial interpretation to date." Please also disclose which jurisdictions have determined that there is no standing to bring lawsuits by a series.

Response:

The risk factor has been revised in response to the comment and to focus on what we believe to be the principal risk to investors, namely that a court may fail to recognize the limited liability of a series and the assets of one series may be subject to the liabilities of a separate series. We do not believe the issue of whether a series has standing to initiate legal proceedings in its own name presents a material risk to investors because the limited liability company statute of every state provides for the right of a limited liability company to initiate legal proceedings on behalf of its members, which would include a series limited liability company.

Securities Offered, page 10

Principal Interest Holders, page 82

2.

We note your response to comment 15, including that you have amended your certificate of designations for the Series A1 Units. Please file this amended certificate of designation as an exhibit to your Form 1-A, or tell us why you do not believe you are required to do so.

Response:

The series designation for Series A1 is filed as Exhibit 3.3 to the Offering Statement.

Exclusive Jurisdiction; waiver of jury trial, page 96

3.

We note your response to comment 8 and your amended disclosure in your offering circular and exhibit, including that the waiver of trial by jury "is not intended to apply to claims or suits under federal securities laws." Please amend your Limited Liability Company Agreement to include this disclosure, or tell us how you will inform investors in future filings that the waiver provision is not intended to apply to federal securities law claims.

Response:

The Company intends to file post-qualification amendments to the Offering Statement and Offering Circular for subsequent offerings of additional series of the Company’s Units, in addition to the periodic and current reports required by Rule 257 of Regulation A. In this regard, future amendments and periodic reports will continue to include disclosure that the waiver of jury trial provision is not intended to apply to federal securities law claims in any discussion of the rights of Unitholders provided by the Operating Agreement. In addition, a new section titled “Exclusive Jurisdiction for Certain Disputes; Waiver of Jury Trial” has been added at the end of the Summary section on page 19 of the Offering Circular which also states that the waiver provision is not intended to apply to federal securities law claims.

General

4.

We note your disclosure throughout the filing that the Series OL2018 will have a 75% interest in the Series Asset. Please provide risk factor disclosure related to the fact that the series does not have full control of the asset.

Response:

A new risk factor has been added to the Offering Circular in response to the comment.

5.

Please provide an updated consent from Hyperion Thoroughbred Consultants. In this regard, you have added a new series with a new underlying asset, and Hyperion Thoroughbred Consultants appraised the new asset, but the dates of the consents filed with your initial filing and your amendment are the same. Alternatively, please tell us why you do not believe you are required to update this consent.

Response:

An updated consent from Hyperion Thoroughbred Consultants is filed as Exhibit 11.2 to the Offering Statement.

Please call me at (502) 568-0277 if you have any questions or require any further information with respect to these matters.

Sincerely,

Frost Brown Todd LLC

/s/ Alan K. MacDonald,

Member

Copyto:	Brian Doxtator

Chief Executive Officer

Commonwealth Thoroughbreds LLC

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